Exhibit 99.1

GDS and INA Collaborate to Co-invest in a Data Center Platform, Enriching Indonesia’s Digital Infrastructure Landscape

Jakarta, 31 August 2023 – GDS, a leading developer and operator of high-performance data centers in Asia with a diverse international investor base, and Indonesia Investment Authority (INA), Indonesia’s sovereign wealth fund, announced their partnership to develop and expand the data center landscape in Indonesia. The two entities recognize Indonesia’s potential as an emerging data center market and share a common vision regarding the pivotal role that data centers play as a cornerstone in Indonesia’s digital transformation.

The partners plan to form an equity joint venture, as the vehicle for developing a countrywide data center platform. The first project to be completed is the ongoing development of a hyperscale data center campus located in Nongsa Digital Park (NDP), Batam, which has been officially designated as a Special Economic Zone (SEZ) by the Indonesian government. By embracing GDS’s advanced Smart DC (Data Center) solution and placing a strong emphasis on utilizing local renewable energy sources, the upcoming Batam data center campus has the potential to set an industry benchmark for the region.

William Huang, Chairman and CEO of GDS (right) and Ridha Wirakusumah, CEO of INA (left) shaking hands at the signing ceremony

The GDS-INA partnership emerges at a pivotal moment as the data center industry experiences robust growth, propelled by digital economy transformation, IoT-driven technologies, the widespread transition to cloud computing, and anticipated proliferation of AI applications. Market research projects that Indonesia’s data center market capacity is projected to grow from 514MW in 2023 to 1.41GW by 2029. The country seeks to capitalize from this growing demand for data center services to attract both domestic and international investment to propel Indonesia into the digital economy.

William Huang, Chairman and CEO of GDS, said, “Indonesia is rapidly emerging as a strategic location to fulfill the growing demands of our customers for premium data center services. It is our honor to be the first data center developer and operator to join forces with INA, which we view as Indonesia’s strong endorsement of our international vision, market leading expertise and explosive regional growth. At GDS, we are committed to creating a value-added ecosystem and fostering the development of digital infrastructure in Indonesia. By integrating our inaugural project in Batam with synergistic projects in Singapore and Johor, we are creating a unique platform ideally configured to serve the digital economy in Indonesia and the Southeast Asia region. We look forward to expanding this platform further into Indonesia in partnership with INA.”

Ridha Wirakusumah, CEO of INA, remarked, “Our partnership with GDS is more than a strategic alignment – it's a reflection of Indonesia's vibrant digital potential. We are experiencing rapid economic growth and making remarkable strides in active digital infrastructure development. Our youthful, internet-savvy population is a testament to Indonesia's digital readiness and potential. The significant internet penetration rate, coupled with the rise of various digital platforms, indicates the vast opportunities ahead of us. Recognizing the imperative of local data center development, our collaboration with GDS not only aims at scaling our digital infrastructure, but also places a strong emphasis on supporting data onshoring and enhancing data connectivity.”

Indonesia's journey towards a digital future is marked by a disparity between the increasing digital demands, with annual increase in the country's mobile data traffic by 40-50% 1,and its relatively underpenetrated data infrastructure. Major data center service providers, such as GDS, recognize the potential of the Indonesian market given the strong positive sentiments surrounding the growth of data centers in Indonesia, fueled by demands for better and faster data flow, an evident shift of enterprises towards third-party providers, and increasing infrastructure requirements.

Recognizing the gap within the digital landscape, INA is actively streamlining foreign direct investments throughout Indonesia, with a targeted approach to bolster Batam's competitive advantage as it captures spillover demand from Singapore. GDS's Singapore-Johor-Batam strategy is fully aligned with INA’s approach, as it will enable low-latency connectivity across GDS’s interconnected data centers in Indonesia, Singapore, and Malaysia, thereby creating a holistic data center services solution that caters to GDS’s diverse customer portfolio of both local and international clients. GDS is well positioned to leverage on its unparalleled technical expertise and established service track record to bolster Batam's competitive edge as a data center hub within the region.

1 Source: Omdia Cellular Data Traffic Forecast- July 2022

This endeavor marks INA's third significant investment in the digital sector, one of its four prioritized sectors. INA, Indonesia's only sovereign fund, was launched in late 2020 with $5 billion from the government. Previously, INA participated in the IPO of Mitratel and is a notable stakeholder in Southeast Asia's largest telecommunication tower owner. Furthermore, in collaboration with partners like BlackRock, Allianz Global Investors, and Orion Capital Asia, INA bolstered Traveloka, Southeast Asia's leading travel platform. Such strategic moves accentuate INA's unwavering commitment to propel Indonesia's digital transformation.

Together, GDS and INA will work closely to develop best-in-class data center facilities nationwide, addressing the evolving digital consumption needs and elevating the digital infrastructure landscape in Indonesia and beyond.

- Ends -

About GDS

GDS (NASDAQ: GDS; HKEX: 9698) is a leading developer and operator of high-performance data centers in China and Southeast Asia. Its facilities are strategically located in primary economic hubs where demand for high-performance data center services is concentrated. With a track record spanning 22 years, GDS has successfully delivered services to some of the largest and most demanding customers in need of outsourced data center solutions. GDS serves over 840 customers as the largest carrier-neutral data center service provider in China. With over 100 data centers, GDS offers data center services to hyperscale cloud service providers, large internet companies, financial institutions, telecommunications carriers, IT service providers, as well as large private sector and multinational corporations. Recognizing the potential for growth in Asia, GDS established its international headquarters in Singapore in 2021. This move has allowed GDS to develop a strategic Southeast Asia strategy to better serve clients and contribute to the region's digital economy ecosystem. To learn more about GDS, please visit http://www.gds-services.com.

About Indonesia Investment Authority (INA)

Indonesia Investment Authority is Indonesia’s sovereign wealth fund mandated to increase investment to support the country’s sustainable development and build wealth for its future generations. INA conducts investment activities and collaborates with leading global and domestic investment institutions in sectors that strengthen Indonesia’s advantages and provide risk-adjusted optimal returns. For more information, visit: www.ina.go.id.

Media Contact

GDS

Hill+Knowlton Strategies (on behalf of GDS)

Yoyo Ko

Senior Consultant

yoyo.ko@hkstrateiges.com

Yury Leung

Senior Account Executive

yury.leung@hkstrategies.com

Indonesia Investment Authority (INA)

Putri Dianita Ruswaldi

VP of Communications

putri.dianita@ina.go.id

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